

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

November 6, 2012

Via E-Mail
Charles F. Hertlein, Esq.
Dinsmore & Shohl LLP
255 East Fifth Street, Suite 1900
Cincinnati, OH 45202

> **Re:** **New Frontier Media, Inc.**
> **Schedule TO filed on October 29, 2012**
> **Filed by Flynt Broadcast, Inc., LFP Broadcasting, LLC, L.F.P., Inc.,**
> **and Larry Flynt**
> **File No. 5-78039**

Dear Mr. Hertlein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

Summary Term Sheet

What is a contingent payment right (CPR) and how much is it worth, page 1

1. Please revise to more specifically describe how "Company Net Available Cash" will be calculated. In this regard, we note that the amount will be net of any transaction costs. Please also advise as to whether the determination is within the control of the bidder.

2. Please revise to disclose whether holders of the CPR will be entitled to any rights that shareholders would have, whether any interest will be paid, and whether the CPRs are transferable or assignable.

Is your financial condition relevant to my decision to tender in the offer…, page 3

3. We note that cash and "existing debt financing commitments" will be sufficient to finance the purchase of the Shares pursuant to the Offer. Please revise to disclose the material terms of each of the commitment letters or credit agreements, including the term, the collateral, the interest rates, any material conditions to the financing, and any other material terms and conditions. Refer to Item 1007(d)(1) of Regulation M-A. Please also file the commitment letters or credit agreements as exhibits to the Schedule TO. Refer to Item 1016(b) of Regulation M-A.

Conditions to the Offer, page 42

4. We note that the bidders may determine in their "sole discretion" whether certain offer conditions have occurred or are satisfied. In the absence of any objective criteria, such as a standard of reasonableness, satisfaction of the offer conditions in the sole discretion of the bidder results in the offer being deemed illusory. Please revise to include an objective standard for the determination of whether a condition has been satisfied. See Section 14(e) of the Exchange Act.

5. We note the bidders' right to waive conditions. If the bidders decide to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the Minimum Tender Condition or the Company Net Available Cash condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidders' views on this issue and whether or not waiver of the remaining conditions will constitute a material change. See Rule 14d-4(d).

6. Please refer to the last sentence in the second full paragraph on page 43 relating to the failure to exercise any of the rights described in this section. This language implies that once a condition is triggered, the bidders must decide whether or not to assert it. Please note that when a condition is triggered and the bidders decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidders may be required to extend the offer and recirculate new disclosure to security holders. They may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise the disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- each bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions